UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 19, 2021.

Autonomous City of Buenos Aires, February 19, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Presente

Ref.: Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules we inform you that Fitch Ratings (“Fitch”) decided to raise the long-term issuer default rating of YPF S.A. (“YPF”) and the rating of the unsecured negotiable obligations (“Senior Unsecured Notes”) on an international scale, in each case from “C” to “CCC”. This decision was based on the completion of the exchange offer of the Senior Unsecured Notes classes XLVII, XXVIII, XXXIX, LIII and LIV issued under YPF’s Global Medium-Term Debt Securities Program for a maximum total principal amount outstanding at any time of US$10,000,000,000 (ten billion US Dollars) or its equivalent in other currencies (the “Program”), and YPF’s Class XIII and I negotiable obligations issued under the Simplified Frequent Issuer Regime.

Such change in ratings includes the ratings of the Senior Unsecured Notes classes XLVII, XXVIII, XXXIX, LII, LIII and LIV issued under the Program and YPF’s Class XIII and I negotiable obligations issued under the Simplified Frequent Issuer Regime. The report issued by Fitch is attached as an exhibit hereto.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

Exhibit No.	Description

99.1	Fitch Report dated February 18, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 19, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer